TERMINATION AGREEMENT
                    AND FULL AND FINAL RELEASE

     Carrington Laboratories, Inc. (Carrington") and Sheri L. Pantermuehl ("Pantermuehl") hereby agree upon a compromise and full and final settlement of all issues and disputes between them on the terms set forth below:

     1.   Salary and Benefits.     In accordance with Carrington's existing
policies, Pantermuehl has received or will receive the following pay and benefits regardless of whether she enters into this Agreement: (i) payment of Pantermuehl's regular base salary through May 23, 1997, less all normal withholdings; (ii) payment for all accrued and unused vacation leave through May 23, 1997, less all normal withholdings. In addition, Carrington will settle promptly all authorized reimbursable business expenses, if any, when Pantermuehl has submitted appropriate documentation to Carrington.

     2. Special Separation Benefits. In consideration of the General Release, Nondisparagement, and Confidentiality Obligations provisions of this Agreement, and contingent upon Pantermuehl's acceptance of the terms of this Agreement, Carrington offers to continue to employ Pantermuehl as an inactive employee at a salary rate of $8,333.33 per month, payable in accordance with its normal payroll practices and subject to normal withholdings, from May 24, 1997 to December 1, 1997 (the "Inactive Period"), under the following conditions: (1) During the Inactive Period, Pantermuehl agrees to use her best efforts to seek employment with a company other than Carrington. Pantermuehl may employ the services of an outplacement agency of her choosing, and, contingent upon pre-approval by Carrington, Carrington agrees to pay reasonable and customary fees associated with certain of those services contracted for and provided no earlier than forty-five (45) days after
June 2, 1997.  (2) In the event that Pantermuehl becomes a fulltime employee of a company other than Carrington on or before December 1, 1997,
Pantermuehl will immediately advise Carrington of such other employment and commencement date thereof. Upon the commencement date Pantermuehl's other employment, Carrington's obligation under this Agreement will then be reduced from $8,333.33 per month to $4,166.67 per month for the period beginning with the commencement date of other employment through December 1,
1997.   Carrington at its sole option may elect to pay its obligation remaining under this Agreement either as one lump sum payment or continue the equal biweekly payments through December 1, 1997. (3) In the event that Pantermuehl does not become a fulltime employee of a company other than Carrington on or before December 1, 1997, Pantermuehl and Carrington may mutually agree to extend this Agreement and compensation payable hereunder on a month-to-month basis for a period of up to an additional three (3) months.

     3. Employee Benefit Plans. In consideration of the General Release, Nondisparagement, and Confidentiality Obligations provisions of this Agreement, and contingent upon Pantermuehl's acceptance of the terms of this Agreement, Carrington offers to continue Pantermuehl's eligibility to participate in any group insurance or stock purchase plans offered by Carrington, subject to the terms of each such plan and provided she timely pays any cost that she would be required as an employee to pay in connection therewith, until the earlier of her commencement of other employment or December 1, 1997, unless earlier terminated in accordance with the terms of any such plan, except to the extent, if any, that she is entitled, and elects, to continue insurance coverage thereafter at her own expense pursuant to the Consolidated Omnibus

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
Budget Reconciliation Act.

     4. Stock Options. For purposes of determining Pantermuehl's date of termination of employment with Carrington as it relates to any stock option grants by Carrington to Pantermuehl, Pantermuehl's Employment Termination
Date will be December 1, 1997. Pantermuehl understands that all stock options will expire on the close of business on the 30th day following the Employment Termination Date, unless they are earlier exercised or terminated or they earlier expire in accordance with their terms, or unless the period for their exercise is extended in accordance with their respective terms due to the termination of Pantermuehl's employment with Carrington by reason of her death or disability.

     5. Services. During the Inactive Period, Pantermuehl agrees to make herself available to Carrington from time to time, and to perform for Carrington upon reasonable request by Carrington, services (hereinafter referred to as the "Services"). The Services shall include such services as Pantermuehl performed for Carrington as Chief Financial Officer. Pantermuehl will specifically exercise her best efforts to secure for Carrington a bank line of credit consistent with Carrington's corporate objectives.

     6.   Authority.     Except when performing services described in Section 5
of this Agreement, after May 23, 1997, Pantermuehl has not been and will not be obligated or authorized, and has not held herself out and shall not hold herself out as being authorized, to make any representations, enter into any contracts, commitments, or obligations, or perform any other acts of any kind whatsoever on behalf of Carrington, nor has Pantermuehl been and will not be authorized to hold herself out as an agent or active employee of Carrington after May 23, 1997.

     7.   General Release.    Pantermuehl and her family members, heirs,
successors, and assigns (hereinafter referred to collectively as the "Releasing Parties") hereby release, acquit and forever discharge Carrington and its shareholders, officers, directors, fiduciaries, agents, servants, employees, representatives, attorneys, insurers, successors, and assigns (hereinafter referred to collectively as the "Released Parties") from any and all claims, demands, and causes of action of every kind and character, whether vicarious, derivative, or direct, that any of the Releasing Parties now has or may hereafter have or assert against any or all of the Released Parties growing out of, resulting from, or connected in any way with Pantermuehl's employment or the termination of her employment with Carrington, including but not limited to any and all claims for damages (actual, exemplary, liquidated, or unliquidated), back pay, future pay, deferred compensation, bonuses, commissions, severance payments, vacation and leave benefits, unreimbursed business expenses, overtime compensation, reinstatement or priority placement, past and future medical or other employee benefits for Pantermuehl or her dependents, employee retirement benefits, contributions to company sponsored 401(k) plans (except as presently vested in any savings plan sponsored by Carrington in which Pantermuehl is a participant), medical and counseling costs, injunctive relief, declaratory relief, attorney's fees, costs of court, disbursements, interest, or any other form whatsoever of legal or equitable relief to which any of the Releasing Parties claims or might claim entitlement as a result of any alleged act or omission of any of the Releasing Parties, including but not limited to any alleged

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
unlawful age discrimination or any other form of unlawful employment discrimination, retaliation, wrongful termination, breach of contract (express or implied), tortious interference with contract, promissory estoppel, detrimental reliance, negligent or intentional infliction of emotional distress, negligent hiring and supervision, assault, battery, defamation of character, any alleged act of harassment or intimidation, negligent or intentional misrepresentation or fraud, invasion of privacy, or any other intentional or negligent tort, or any alleged violation of the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, the Texas Commission on Human Rights Act, the Americans With Disabilities Act, the Employee Retirement Income Security Act of 1974, the public policy of the United States, the State of Texas, or any other state, or any other federal or state statutory or common law, or any other alleged adverse employment action by any of the Released Parties, and all other loss, expense, or detriment of every kind and character, whether past or future, that any of the Releasing Parties may have sustained or may hereafter sustain by reason of any act or omission of any of the Released Parties growing out of, resulting from, or connected in any way with Pantermuehl's employment or the termination of her employment with Carrington. This general release does not apply to any rights or claims that may arise after the date this Agreement is executed by Pantermuehl.

     8.   Nondisparagement.   Pantermuehl shall not make any statements, orally
or in writing, or engage in any other acts that would directly or indirectly cause any harm or damage to Carrington or any of the other Released Parties.

     9. Confidentiality Obligations. Pantermuehl acknowledges and confirm all agreements and obligations, including the obligation of confidentiality, set forth in that certain Employee's Confidentiality and Invention Agreement by and between Carrington and Pantermuehl, which is attached as Appendix A, and shall be executed or reconfirmed in conjunction with this Agreement. In addition, Pantermuehl agrees that the terms of this Agreement shall be and remain confidential, and shall not be disclosed by her to any person other than her spouse, attorney, and accountant or tax return preparer if such persons have agreed to keep such information confidential, and except as may be required by law or judicial process. If any confidential information is released by Pantermuehl, such release shall be grounds for immediate termination of all benefits listed herein.

     10.  Effect of Breach.   Pantermuehl acknowledges and agrees that should
she or any of the other Releasing Parties breach any of their obligations set forth in this Agreement, (i) Carrington will have no further obligation to comply with its undertakings in Sections 2 or 3 hereof, but that all of the other provisions of this Agreement shall remain in full force and effect; (ii) Pantermuehl may be required to repay any payments made to her and reimburse Carrington for any payments made on her behalf or for her benefit pursuant to Sections 2 and 3 hereof; (iii) the Releasing Parties also may be liable for any of the Released Parties' damages caused by the breach, including without limitation their costs and attorney's fees incurred in defending claims brought in breach of this Agreement or bringing claims to enforce this Agreement.

     11. Effect and Use of Agreement. Pantermuehl agrees that this Agreement does not in any manner constitute an admission of liability or wrongdoing on the part of Carrington or any

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
of the other Released Parties, but that Carrington expressly denies any such liability or wrongdoing and enters into this Agreement in compromise and settlement of a disputed claim for the sole purpose of avoiding trouble, litigation and expense. Pantermuehl further agrees that, except to the extent necessary to enforce this Agreement, neither this Agreement nor any part of it may be construed, used, or admitted into evidence in any judicial, administrative, or arbitral proceeding as an admission of any kind by Carrington or any of the other Released Parties.

     12. Representation Regarding Certain Laws. Pantermuehl understands and acknowledges that various state and federal laws (including the Age Discrimination in Employment Act of 1967) prohibit discrimination in employment based on sex, race, age, color, national origin, religion, disability, citizenship and veteran status, and that the law also prohibits breach of contract (express or implied) and intentional or negligent tortious conduct.

     13.  Effective Period of Offer.    Carrington's offer of the terms set
forth in this Agreement will expire at midnight on the fourteenth day following the date of Carrington's execution of this Agreement, i.e., on June 16, 1997. Pantermuehl may accept this offer at any time before such expiration by executing this Agreement and returning it to Carrington.

     14. Effective Date of Agreement. This Agreement will become effective and enforceable seven (7) days after Pantermuehl's execution and delivery to Carrington of this Agreement (the "Effective Date"). At any time before the Effective Date, Pantermuehl may revoke her acceptance of this Agreement.

     15.  Consulting With An Attorney.     Carrington hereby advises Pantermuehl
to consult an attorney before executing this Agreement.

     16. Representation Regarding Meaning and Execution of Agreement. Pantermuehl further acknowledges and represents that she has read this Agreement, that she has had the opportunity to have this Agreement read and explained to her by her attorney, that she fully understands the meaning and effect of her action in executing this Agreement, and that her execution of this Agreement is knowing and voluntary.

     17. Miscellaneous. Pantermuehl and Carrington agree that this Agreement and the Confidentiality Agreement (a) contain and constitute the entire understanding and agreement between them regarding the subject matter hereof;
(b) contain captions and definitions that are included only for convenience or reference and are not intended and shall not be construed to change the express provisions of the Agreement; (c) supersede and cancel any previous negotiations, agreements, commitments and writings regarding the subject matter of this Agreement; (d) may not be released, discharged, abandoned, supplemented, changed or modified in any manner except by a writing of concurrent or subsequent date signed by both parties hereto; (e) are binding on and shall inure to the benefit of Pantermuehl, her heirs, successors and assigns, and Carrington and its successors and assigns, and that the terms of Section 5 hereof shall inure to the benefit of all of the Released Parties; and (f) shall be governed by and construed in accordance with the laws of the State of Texas and the applicable laws of the

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
United Sates. Pantermuehl and Carrington further agree that (i) if any provision of this Agreement is held to be unenforceable, such provision shall be considered to be separate, distinct, and severable from the remaining provisions of this Agreement and shall not affect the validity or enforceability of such remaining provisions, all of which shall remain in full force and effect; and (ii) if any provision of this Agreement is held to be unenforceable as written but may be made to be enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.


     SIGNED on the dates shown below.

                                   CARRINGTON LABORATORIES, INC.


Dated: June 2, 1997                 By: /s/ Carlton E. Turner
                                        -------------------------
                                        Carlton E.  Turner
                                        President and Chief Executive Officer



Dated: June 2, 1997                 By: /s/ Sheri L. Pantermuehl
                                        -------------------------
                                        Sheri L.  Pantermuehl




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